UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on November 13, 2009.

Luxottica: final update on the share buyback program approved at the Shareholders’ Meeting on May 13, 2008

The share buyback program approved at the Shareholders’ Meeting on October 29, 2009 is launched

Milan, Italy, November 13, 2009 — In accordance with article 144-bis, paragraph 4, of the Regulations for Issuers released by Consob under Resolution no. 11971/99, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that the share buyback program approved at the Shareholders’ Meeting on May 13, 2008 expired today. The 2008 program provided for the buyback of a maximum of 18,500,000 ordinary shares in the Company for a period of 18 months.

Under the 2008 program, launched on September 21, 2009, Luxottica Group S.p.A. purchased an aggregate amount of 1,325,916 treasury shares, on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.13, for an aggregate amount of Euro 22,714,251.

In parallel, Luxottica Group’s subsidiary Arnette Optics Illusions Inc. sold during the same period on the MTA an aggregate amount of 1,177,517 treasury shares, at an average unit price of Euro 17.34, for an aggregate amount of Euro 20,412,346.

Luxottica Group S.p.A. also announced today the launch on November 16, 2009, of the new share buyback program approved at the Shareholders’ Meeting on October 29, 2009, which, like the 2008 program, is intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan. The 2009 program provides for the buyback of a maximum of 18,500,000 ordinary shares in the Company, currently representing 3.99% of the share capital, for a maximum aggregate amount of Euro 370,000,000, for a period of 18 months.

In parallel with the purchases of shares by the Company, Arnette Optics Illusions Inc. will sell on the MTA the 5,257,269 Luxottica Group’s treasury shares it still owns.

As a result, Luxottica Group will have direct control of a number of shares equal to those currently indirectly controlled through its subsidiary. The transactions will be substantially neutral from an economic and financial standpoint.

Contacts Luxottica Group

Ivan Dompé	Alessandra Senici
Group Director of Corporate Communications	Group Director of Investor Relations
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4069
Email: ivan.dompe@luxottica.com	Email: InvestorRelations@Luxottica.com

Luca Biondolillo
SVP of International Corporate Communications
Tel.: +1 (516) 918 3100
Email: LBiondolillo@us.luxottica.com

EXHIBIT INDEX

Exhibit Number	Exhibit
4.20

Euro 300,000,000 Term Facility Agreement, dated November 11, 2009, between Luxottica Group S.p.A. as Borrower, Luxottica U.S. Holdings Corp. and Luxottica S.r.l. as Original Guarantors, Calyon S.A., Milan Branch, Deutsche Bank S.p.A., Mediobanca – Banca di Credito Finanziario S.p.A., UniCredit Corporate Banking S.p.A. as Mandated Lead Arrangers, Bookrunners and Original Lenders and Mediobanca – Banca di Credito Finanziario S.p.A. as Agent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: November 19, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER